UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

L3 TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-37975	13-3937436
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

600 THIRD AVENUE, NEW YORK, NEW YORK (Address of Principal Executive Offices)	10016 (Zip Code)

ALLEN E. DANZIG
Vice President, Assistant General Counsel
 and Assistant Secretary
(212) 697-1111
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

Section 1—Conflict Minerals Disclosure

Item 1.01—Conflict Minerals Disclosure and Report

Item 1.02—Exhibit

A copy of the Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016 prepared by L3 Technologies, Inc. is filed as Exhibit 1.01 hereto and is publicly available at www.l3t.com/investor-relations/corporate-governance

Section 2—Exhibits

Item 2.01—Exhibits

Exhibit 1.01—Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

L3 TECHNOLOGIES, INC.

/s/ Allen E. Danzig		May 25, 2017
By:	Allen E. Danzig
Title:	Vice President, Assistant General Counsel and Assistant Secretary

Exhibit

Exhibit 1.01	Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016